March 5, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. James Allegretto

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

400 F Street N.E.

Washington DC 20549-3561

Re:	Leslie’s Poolmart, Inc.

Form 10-K for the fiscal year ended September 29, 2007 (“Form 10-K”)

Commission File No. 0-18741

Dear Mr. Allegretto:

On behalf of Leslie’s Poolmart, Inc (the “Company,” “we,” “our” or “Leslie’s”), we are electronically transmitting this letter which responds to the comments of the Staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 26, 2008. For your convenience, we have numbered and restated in bold each of the Staff’s comments contained in the comment letter.

Selected Financial Data, page 10

1.	Footnote (1) provides detail of unusual charges incurred in 2005 and is referenced to various line items in your table of selected data; however, it is not clear how the footnote information impacts operating income. In this regard, it appears some of the unusual charges are included in operating, while others are included in net income. Tell us why you referenced the note to operating income with a view toward clarification in the future as to how the non operating items impact operating income.

Company Response:

The Company referenced footnote number (1) to operating income and net income/(loss) to alert the reader of the unusual, yet significant, items included in these line item results for fiscal 2005. All of the items included in the detailed listing of unusual charges equaling $26.9 million impacted net income for fiscal year 2005. Only the component labeled “Unusual operating charges”, totaling $18.0 million, was included in operating income. The remaining items, totaling $8.9 million were reported as non-operating charges. In future filings, we will clarify the footnote explanations as follows:

Was:

Unusual Operating charges:

Stock and other compensation expense

Will Be:

Unusual operating charges (included in sales, general and administrative expense)

Stock and other compensation expense

Was:

Other unusual operating charges:

Will be:

Other unusual charges (included in other expense as “Recapitalization expense”):

2.	We assume you have used the non-GAAP measure of adjusted EBITDA as a performance measure. If otherwise, please advise. If you utilize EBITA as a performance measure, please so state including how management uses the measure to manage your business. We also note that you eliminate stock compensation and losses from dispositions in fixed assets in determining adjusted EBITDA. Please explain in detail why you believe it is appropriate to eliminate recurring items in a performance measure. Please see Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, especially questions 8 and 15.

Company Response: We have presented Adjusted EBITDA as a supplemental disclosure because we believe it allows for a more complete analysis of results of operations. We believe that measures similar to Adjusted EBITDA are used widely by investors to determine a company’s ability to service or incur indebtedness.

We have noted the Staff’s answers to questions 8 and 15 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In future filings, we will not eliminate recurring items in the Adjusted EBITDA performance measure unless we believe such elimination is necessary to supplement investors’ understanding of the Company’s results. In those instances, we will discuss the nature of the charge and its significance to an investor.

Management’s Discussion and Analysis, page 13

3.	We are unclear as to what the meaning of the heading “executive summary” on page 13 is intended to convey. Please advise. Please note that the staff generally encourages an overview which presents the most significant information in the forepart of your discussion. It does not appear that the “executive summary” is such an overview.

Company Response: Management’s purpose of the section labeled “executive summary” was to provide an introduction by briefly discussing important matters on the Company and its industry. We agree with the Staff’s comment and we will modify this section heading in future filings. In future filings, the executive-level overview will be framed to include the type of information described in FR-72, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The section will be expanded to include elements such as industry-wide factors relevant to the Company, a description of how the Company earns its revenues and generates cash, and a discussion of the matters the Company views as its material opportunities, challenges and risks.

4.	Please make it clear whether the increase in gross margin for the 2007 fiscal year was solely due to expanded margins on inventory that was purchased earlier in the year in anticipation of market increases. We assume the market increases resulted in an increased selling price of the affected inventory. If this is correct, you should indicate with this is a non-recurring item in future filings. In this regard, we note a similar phenomenon occurred in the prior year.

Company Response: From time to time, the Company is afforded opportunities to purchase inventory in advance of market price increases. When this occurs, the Company enjoys the expanded gross profit margins as a result of matching the market’s retail price increases during the year on these items. Our industry experienced increasing costs related to key products for resale during most of the calendar years 2006 and 2007. While this occurrence contributed to the expanded gross profit margins for each of the past two years, it was only one of several elements of the margin increase. We also experienced increases in our gross margins due to leveraging of supply chain costs, increases in promotional rebates from suppliers and favorable changes in our product mix.

We agree with the Staff’s comment to indicate this type of occurrence as a non-recurring item in future filings and we will comply accordingly. We will assess the impact on margins of the elements of changes, such as obtaining discounts when larger than typical purchasing levels are attained as well as any significant mix changes we might have that have a significant influence on our overall margins. To the extent these elements represent significant contributions to margin changes we will include a description of the impact in our future filings in this section.

5.	Please supplementally explain the statement how $20.8 million of the increase in current assets was the result of increase in cash provided by operating activities.

Company Response: We note that there was actually a modest decrease in cash provided by operations when 2007 is compared to 2006. The intent of our disclosures was to explain that during fiscal year 2007 the Company generated $46.3 million in cash from operating activities of the Company and approximately $2.1 million of cash from the tax benefit from stock-based compensation. This increase in cash was then offset by net expenditures for capital items of $12.6 million, as well as the $15.0 million payment of a dividend which led to the increase in cash of $20.8 million as being the remaining portion of the cash generated by the operating activities of the Company.

We will revise future filings to clearly quantify the effects of multiple reasons for changes and provide additional discussion where applicable.

Consolidated Income Statement

6.	Your description of business states that you provide services in addition to product sales; however, you have not provided the detail between product sales and services in your statement of income. Please see Rule 5-03(a) of Regulation S-X and tell us how you comply with this rule.

Company Response: The Company is a specialty retailer primarily selling products to the owners of swimming pools or those who maintain swimming pools and as such, the vast majority of our revenues are related to the sales of products. Given the fact that revenues for services are significantly less than 10% of the company’s overall sales, we do not believe that providing more detail would provide meaningful information, as permitted by Rule 5-03 of Regulation S-X.

Note 1 – 2005 Recapitalization

7.	Please show us how your series of transactions qualified as a capital transaction opposed to a transaction contemplated by EITF 88-16 or SFAS no. 141. Please be detailed in your step-by-step analysis of the transactions including the reason for the merger of LPM Acquisition LLC into Leslie’s. Please ensure all tax and financial reporting implications of each step of the transaction is addressed. We may have further comment.

Company Response: On January 25, 2005, Leslie’s completed a recapitalization of the Company. The recapitalization was effected through a merger transaction that was financed by a private placement of new notes and borrowings under an amended credit facility. Pursuant to an Agreement and Plan of Merger between Leslie’s and LPM Acquisition LLC (LPM), LPM was merged with and into Leslie’s, with Leslie’s continuing as the surviving entity in the merger (the Merger).

Immediately prior to the consummation of the Merger, GCP California Fund, L.P. (GCP) and certain other Leslie’s stockholders contributed all or a portion of their existing Leslie’s common stock to LPM, and GCP and others contributed cash to LPM, in exchange for common and preferred units of LPM which were subsequently converted into common and preferred stock of Leslie’s in the Merger. In the Merger, each of Leslie’s existing shares of common stock (other than those that were contributed to LPM) were exchanged for $15.00 cash consideration, and each of Leslie’s existing shares of preferred stock were exchanged for cash equal to the amount that would have been payable under the optional redemption provisions of the preferred stock as if it had been redeemed on the closing date of the Merger. In connection with the Merger, GCP and affiliates of LGP acquired shares valued at $40.1 million of a new series of preferred stock from Leslie’s.

Tender Offer:

As part of the recapitalization, Leslie’s commenced a cash tender offer (Tender offer) for any and all of its 10 3/8% Senior Subordinated Notes due 2008 (Existing Notes) and a consent solicitation to amend the related indenture. On January 19, 2005, $55.5 million in Existing Notes were tendered by holders and accepted by Leslie’s. Leslie’s paid out $57.4 million to retire the Existing Notes which included ($55.5 million principal, $1.9 million redemption premium and consent payment).

Offering:

On January 25, 2005, Leslie’s sold, through a private placement (the Private Placement) $170 million in aggregate principal 7.75% Senior Notes due 2013 at a discount for $168.5 million.

Amended Credit Facility:

On January 25, 2005, Leslie’s entered into an Amended and Restated Loan and Security Agreement (the Loan Agreement) with the lenders. The Loan Agreement provides for the extension by the Lenders of revolving loans and other financial accommodations to Leslie’s in an aggregate principal amount not to exceed $105 million. The Company immediately drew down $38 million.

Ownership Change:

The table below identifies the percentage of the voting and economic ownership interests in Leslie’s held by the various parties before and after the Recapitalization:

Name	Pre-transaction	Post Transaction
Entities controlled by Leonard Green & Partners, L.P.:
• Green Equity Investors II, LP	60.28%	0.00%
• Leslie’s Co-Investments, LLC	0.00%	22.88%
• GCP California Funds, L.P.	14.41%	61.79%

Management	19.84%	13.50%
Outside Directors	4.05%	1.83%
Minority Shareholders	1.42%	0.00%

Total	100.00%	100.00%

Sources and Uses:

A summary of the sources and uses of proceeds follows:

Description	Dollar Amount
Sources:
Amended credit facility	$38,000,000
7 3/4% Senior Notes sold	168,742,000
Preferred stock sold	40,132,000
Common stock sold	10,938,000

Total sources of funds	$257,812,000

Uses:
Repayment of existing equity holders	$189,153,000
10 3/8% Notes tendered and repurchased	57,353,000
Cash	127,000
Fees and expenses	11,179,000

Total uses of funds	$257,812,000

Accounting Guidance:

Based upon the transaction outlined above, the provisions of EITF 88-16, “Basis in Leveraged Buyout Transactions,” and SFAS No. 141 “Business Combinations” do not apply as discussed in the following paragraphs.

•	EITF 88-16 applies to transactions in which a new investor through a holding company with no substantive operations (Newco) acquires an operating company (Oldco) in a leveraged buyout transaction. Under EITF 88-16, revaluation of assets (and creation of goodwill) is generally required for accounting purposes in the event of a change of control has occurred. However, if the transaction is completed through the issuance of equity securities of Oldco and Oldco retains its original identity, albeit with a revised capital structure, EITF 88-16 would not apply because no Newco has been formed. Consequently, there is no adjustment to the historical stand-alone financial statements of Oldco. Based on the transaction outlined above, EITF 88-16 would not apply since the transaction will be effectuated through the existing Company.

•	SFAS No. 141 does not address entities under common control. Based on the transaction outlined above, SFAS No. 141 would not apply since the recapitalization was a transaction between entities under common control of Leonard Green and Partners, L.P.

Conclusion:

We concluded that this transaction took the form of a leveraged recapitalization transaction. A typical leveraged recapitalization transaction generally is effected through two or three integrated steps. In the first step, new investors exchange cash for common and preferred shares of the company. In some transactions there is an intermediate step where additional cash is obtained from debt financing. In the final step, the cash proceeds from the first two steps are used to purchase a portion of the company’s shares from existing shareholders. However, because the transaction is not effected as a leveraged buyout where a Newco acquires 100% of Oldco as described in EITF Issue 88-16, that guidance does not apply. Instead, the transaction is accounted for as a series of equity transactions and generally, there is no change in the accounting basis of the company’s recorded assets and liabilities. Accordingly, no goodwill or other intangible assets were recorded related to the recapitalization transaction.

Tax Implications:

We determined that the series of transactions herein described would be treated as a tax-free recapitalization under Internal Revenue Code Section 368(a)(1)(E). We also determined that the particular steps, specifically the formation of LPM, would be disregarded for federal tax purposes under the rationale expressed in Rev. Rul. 78-250.

There are tax implications for related aspects of this transaction, such as shareholder-level implications, the impact on the Company’s accumulated earnings and profits, etc., that do not seem particularly pertinent to the Staff’s question. However, if the Staff has further questions on certain specific aspects of this transaction, we will respond accordingly.

Note 2 – Summary of Significant Accounting Policies Inventories, Net

8.	The use of the terms “inventory reserves” suggests such reserves for obsolescence can be adjusted based on changed circumstances. Please note that downward adjustments in the carrying value of inventory should be permanent and not recognized until the related inventory is disposed of via sale or disposal. Please advise how and when you adjust the inventory reserves. If at the point of sale, please explain to us how you associate reserves with the specific inventory.

Company Response: Management utilizes an item-based perpetual inventory system to maintain the inventory books and records of the Company. The perpetual system is updated based on actual physical inventory counts, which are taken regularly and at least twice per fiscal year. At each reporting period, we review our perpetual inventory detail to determine whether the carrying amount of inventory needs to be adjusted downward for any reason.

In order to determine whether a “lower of cost or market (LCM) reserve” is necessary we calculate the average retail sales price by inventory item based on the most recent historical fiscal year and compare that price to the average weighted on hand cost by inventory item per the perpetual inventory system. If the cost exceeds the sales price, an “LCM reserve” to reduce the cost to the sales price is recorded on the related inventory item. Once an inventory item is adjusted by a “LCM reserve”, that write down is permanent. When an inventory item is sold or disposed, the associated reserve is adjusted at that time.

In order to determine whether an “excess and obsolete (E&O) reserve” is necessary, we compare the quantity on hand to a projected yearly demand, by inventory item. The projected yearly demand is calculated from sales data for the two most recent historical fiscal years, adjusted for any assumptions about future product demand. Using the comparison, we then compute a projected yearly demand on hand (calculated as the quantity on hand divided by the projected yearly demand). For each product category, we have established a methodology to determine what quantity needs to be reserved based on the projected yearly demand on hand. The methodology is based on estimates and projections based on historical experience, current trends and other factors that management believes to be important at the time consolidated financial statements are prepared. Any necessary E&O reserve is recorded on the related inventory item. Once an inventory item is reserved, that write down is permanent. When an inventory item is sold or disposed, the associated reserve is adjusted at that time.

We will revise future filings to eliminate showing “inventory reserves” as a separate item in footnote number (3) as this incorrectly implies that the reserve is not associated with specific inventory items as it is. We will report the components of total inventory (Raw materials and supplies and Finished goods) net of the related inventory reserve.

Note 6 – Loan and Security Agreement, page 33

9.	In future filing please expand the disclosure in Note 6 to state the balance outstanding under the credit facility. We understand from other disclosure that there is no outstanding balance at September 29, 2007; however, we believe the footnote should disclose this fact. Also, please confirm that there were no borrowings for the most recent year under this facility, or if there were, tell us where the cash flows are presented in the statement of cash flows.

Company Response: We note the Staff’s comments and in future filings, we will disclose within this Note the balance outstanding under the credit facility, even if zero.

While no borrowings on this line were outstanding as of the end of the 2007 fiscal year, during the course of the year, the Company had gross borrowings and payments of only $18 million dollars on this facility over a consecutive nine week period during the year. Given the small dollar amount and quick turnover, we have historically disclosed such borrowings in our statement of cash flows as “net line of credit borrowings” within the financing section of the statement of cash flows. In future filings, any borrowings under the credit facility will be shown gross, with payments identified separately within the statement of cash flows.

As requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional questions or comments concerning this letter to the undersigned. My direct telephone number is 602-366-3861, and facsimile is 602-567-7966.

Sincerely,

Leslie’s Poolmart, Inc.

/s/ STEVEN L. ORTEGA

Steven L. Ortega

Chief Financial Officer

Principal Financial and Accounting Officer

cc:	Lawrence Hayward, Chairman and CEO

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040

Board of Directors of Leslie’s Poolmart, Inc.

Mark Stephens, Partner

Ernst & Young LLP

Ernst & Young Tower, One Renaissance Square

2 North Central Avenue, Suite 2300

Phoenix, AZ 85004

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Kory Klecker, Vice President and General Counsel

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040